UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Qualys, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

74758T 303

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74758T 303	Page 2 of 13

1.	Names of Reporting Persons. Trident Capital Management-V, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,288,626
	6.	Shared Voting Power nil
	7.	Sole Dispositive Power 6,288,626
	8.	Shared Dispositive Power nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,288,626
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 19.42%
12.	Type of Reporting Person (see Instructions) OO

CUSIP No. 74758T 303	Page 3 of 13

1.	Names of Reporting Persons. Trident Capital Fund-V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,639,301
	6.	Shared Voting Power nil
	7.	Sole Dispositive Power 5,639,301
	8.	Shared Dispositive Power nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,639,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.42%
12.	Type of Reporting Person (see Instructions) PN

CUSIP No. 74758T 303	Page 4 of 13

1.	Names of Reporting Persons. Trident Capital Fund-V Affiliates Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting 32,770
	6.	Shared Voting Power nil
	7.	Sole Dispositive Power 32,770
	8.	Shared Dispositive Power nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,770
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.10%
12.	Type of Reporting Person (see Instructions) PN

CUSIP No. 74758T 303	Page 5 of 13

1.	Names of Reporting Persons. Trident Capital Fund-V Affiliates Fund (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 31,269
	6.	Shared Voting Power nil
	7.	Sole Dispositive Power 31,269
	8.	Shared Dispositive Power nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,269
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.10%
12.	Type of Reporting Person (see Instructions) PN

CUSIP No. 74758T 303	Page 6 of 13

1.	Names of Reporting Persons. Trident Capital Fund-V Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 156,856
	6.	Shared Voting Power nil
	7.	Sole Dispositive Power 156,856
	8.	Shared Dispositive Power nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,856
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.48%
12.	Type of Reporting Person (see Instructions) PN

CUSIP No. 74758T 303	Page 7 of 13

1.	Names of Reporting Persons. Trident Capital Parallel Fund-V, C.V
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 428,430
	6.	Shared Voting Power nil
	7.	Sole Dispositive Power 428,430
	8.	Shared Dispositive Power nil
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 428,430
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.32%
12.	Type of Reporting Person (see Instructions) PN

CUSIP No. 74758T 303	Page 8 of 13

Item 1.

(a)	Name of Issuer:

Qualys, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1600 Bridge Parkway, Redwood City, California 94065

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Trident Capital Management-V, L.L.C. (“TCMV”), Trident Capital Fund-V, L.P. (“TCV”), Trident Capital Fund-V Affiliates Fund, L.P. (“TCVA”), Trident Capital Fund-V Affiliates Fund (Q), L.P. (“TCVAQ”), Trident Capital Fund-V Principals Fund, L.P. (“TCVP”), and Trident Capital Parallel Fund-V, C.V. (“TCVCV”). TCMV serves as the sole general partner of TCV, TCVA, TCVAQ and TCVP, and as the sole investment general partner of TCVCV.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of TCMV, TCV, TCVA, TCVAQ, TCVP and TCVCV is:

c/o Trident Capital

505 Hamilton Avenue, Suite 200

Palo Alto, California 94301

(c)	Citizenship:

TCMV—Delaware

TCV—Delaware

TCVA—Delaware

TCVAQ—Delaware

TCVP—Delaware

TCVCV—Netherlands

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

74758T 303

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 74758T 303	Page 9 of 13

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2013:

TCV was the record holder of 5,639,301 shares of Common Stock (the “TCV Shares”);

•	TCVA was the record holder of 32,770 shares of Common Stock (the “TCVA Shares”);

•	TCVAQ was the record holder of 31,269 shares of Common Stock (the “TCVAQ Shares”);

•	TCVP was the record holder of 156,856 shares of Common Stock (the “TCVP Shares”); and

•	TCVCV was the record holder of 428,430 shares of Common Stock (the “TCVCV Shares”).

By virtue of their relationship as affiliated entities, each of TCV, TCVA, TCVAQ, TCVP and TCVCV may be deemed to beneficially own the TCV Shares, TCVA Shares, TCVAQ Shares, TCVP Shares and TCVCV Shares for an aggregate of 6,288,626 shares (the “Record Shares”). TCMV, as sole general partner of TCV, TCVA, TCVAQ and TCVP, and as sole investment general partner of TCVCV, may also be deemed to beneficially own the Record Shares. The members of TCMV are Donald R. Dixon, Peter T. Meekin, John H. Moragne and Robert C. McCormack (the “TCMV Members”). The TCMV Members may also be deemed to beneficially own the Record Shares. Each reporting person and each TCMV Member disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any, and this report shall not be deemed an admission that the reporting persons or any TCMV Member are the beneficial owner of all of the reported shares.

(b)	Percent of class:

TCMV	19.42%
TCV	17.42%
TCVA	0.10%
TCVAQ	0.10%
TCVP	0.48%
TCVCV	1.32%

The foregoing percentages are calculated based on 32,375,299 shares of Common Stock of Qualys, Inc. (“Qualys”) outstanding as of December 31, 2013, as reported by Qualys to the reporting persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

TCMV	6,288,626
TCV	5,639,301
TCVA	32,770
TCVAQ	31,269
TCVP	156,856
TCVCV	428,430

(ii)	Shared power to vote or to direct the vote

See item 4(a) above.

CUSIP No. 74758T 303	Page 10 of 13

(iii)	Sole power to dispose or to direct the disposition of

TCMV	6,288,626
TCV	5,639,301
TCVA	32,770
TCVAQ	31,269
TCVP	156,856
TCVCV	428,430

(iv)	Shared power to dispose or to direct the disposition of

See item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 74758T 303	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2014

TRIDENT CAPITAL MANAGEMENT V, L.L.C
Executed by the undersigned as an authorized signatory of the foregoing limited liability company:

/s/ Donald R. Dixon
Donald R. Dixon

TRIDENT CAPITAL FUND-V, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND, L.P.
TRIDENT CAPITAL FUND-V AFFILIATES FUND (Q), L.P.
TRIDENT CAPITAL FUND-V PRINCIPALS FUND, L.P.
TRIDENT CAPITAL PARALLEL FUND-V, C.V.
Executed by the undersigned as an authorized signatory of the general partner of each of the foregoing funds:

/s/ Donald R. Dixon
Donald R. Dixon

CUSIP No. 74758T 303	Page 12 of 13

INDEX TO EXHIBITS

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.